Exhibit 1

TAT Technologies Reports results of July 2023 Annual and Special General Meeting of Shareholders

NETANYA, Israel, July 13, 2023 – TAT Technologies Ltd. (Nasdaq: TATT - News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reports as follows:

The Annual and Special General Meeting of the shareholders (the ”Meeting”) of TAT Technologies Ltd. (the “Company”) was held on Thursday, July 13, 2023 at 5:00 p.m. Israel time, at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel.

At the Meeting, all proposals set forth in the Company's proxy statement sent in connection with the meeting and furnished to the Securities and Exchange Commission on June 7, 2023 as amended on July 10, 2023 (the "Proxy Statement"), were approved by the required majority, in accordance with the Israeli Companies Law 5759-1999.

For further information concerning the abovementioned proposals, please refer to the Proxy Statement.

About TAT Technologies LTD
TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com.

Contact:
Mr. Ehud Ben-Yair, CFO
CFO
Tel: +972-8-862-8503
ehudb@tat-technologies.com